Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. to Release
 Second-Quarter 2008 Financial Results on August 7, 2008

AMSTERDAM, The Netherlands, July 17, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that it will host a conference call and webcast for investors and analysts at 9:30 am Eastern Time / 3:30 pm Central European Time  on Thursday, August 7, 2008 to review its second-quarter financial results. The conference call will be hosted by Klaus Heinemann, Chief Executive Officer of AerCap, Keith Helming, Chief Financial Officer of AerCap, and Peter Wortel, Head of Investor Relations.

AerCap’s second-quarter earnings press release will be released before financial markets open in the United States on August 7, 2008. A copy of the press release will be posted on the “Investor Relations” section of AerCap’s website at http://www.aercap.com. At the same time, the presentation slides for the conference call will also be posted on AerCap’s website.

The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) +1- 706-634-5464 and referencing code 54829902 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on August 7, 2008 and continuing through September 7, 2008. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 54829902. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors:	Contact for Media:
Peter Wortel	Frauke Oberdieck
+31 20 655 9658	+31 20 655 9616
pwortel@aercap.com	foberdieck@aercap.com